Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	December 12, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to December 9, 2022, we sold a total of 2,800,566 shares of common stock at a weighted average price of $13.88 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $38.4 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

November 2022 Financial Update
On December 12, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of November 30, 2022 is between $10.19 and $10.29. This estimate is not a comprehensive statement of our financial condition or results for the month ended November 30, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending January 31, 2023, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after November 30, 2022 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by the continuing COVID-19 pandemic, rising interest rates and high inflation rates, the ongoing war between Russia and Ukraine, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this November 2022 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Fourth Fiscal Quarter and Fiscal 2022 Financial Results
FOURTH QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $4.0 million, or $0.44 per common share, for the fiscal quarter ended October 31, 2022. This compares to NII of $3.5 million, or $0.42 per common share, for the fiscal quarter ended July 31, 2022.
•Core net investment income (“Core NII”)1 of $3.9 million, or $0.43 per common share, for the fiscal quarter ended October 31, 2022. Core NII declined $0.7 million, or $0.11 per common share, from the prior quarter primarily due to a decline in cash flows related to a mismatch in asset and liability rate resets in a rapidly rising rate environment.
•Net asset value (“NAV”) per common share of $9.98 as of October 31, 2022, a decrease from $10.61 as of July 31, 2022.
•The weighted average effective yield of our investment portfolio at amortized cost was 16.64% as of October 31, 2022.
SUBSEQUENT EVENTS
•On December 1, 2022, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending January 31, 2023. The distribution is payable on January 31, 2023 in cash or shares of our common stock to stockholders of record as of December 13, 2022. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.

SELECTED FINANCIAL HIGHLIGHTS
(in thousands, except per share data)
	As of October 31, 2022	As of July 31, 2022
Investment portfolio, at fair value	$145,768	$147,903
NAV per share	$9.98	$10.61

	For the Fiscal Quarter Ended
(Per common share)	October 31, 2022	July 31, 2022
Net investment income	$0.44	$0.42
Net unrealized loss	(0.43)	(1.63)
Earnings (loss)	$0.01	$(1.21)

Core NII — Non-GAAP
Net investment income	$0.44	$0.42
CLO equity adjustments	(0.01)	0.12
Core NII	$0.43	$0.54
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of October 31, 2022, the total fair value of our investment portfolio was approximately $145.8 million, which was equal to approximately 81% of amortized cost. Although new primary market CLO issuances have declined due to current economic and market conditions, we continue to evaluate new investment opportunities, in both the primary and secondary markets, and intend to deploy capital into discounted investments that we believe will generate attractive risk-adjusted returns. As of October 31, 2022, we had $12.5 million of cash available for potential future investment opportunities and general working capital needs.

Portfolio Overview
($ in thousands)	As of October 31, 2022	As of July 31, 2022
Investment portfolio, at fair value	$145,768	$147,903
Total number of portfolio companies	65	64
Weighted-average effective yield	16.64%	16.86%

	For the Fiscal Quarter Ended
Portfolio Activity	October 31, 2022	July 31, 2022
CLO equity investments	$—	$4.0
CLO debt investments	1.8	—
Loan accumulation facility investments	—	1.2
Total investments	$1.8	$5.2
RESULTS OF OPERATIONS
Interest Income
For the fiscal quarter ended October 31, 2022, interest income increased to $7.5 million compared to $6.8 million in the prior quarter. The increase in interest income was primarily due to an increase in the earned yield on investments to 16.7% from 15.4% during the prior quarter, driven by rising interest rates.
Expenses
For the fiscal quarter ended October 31, 2022, total expenses increased $0.2 million to $3.6 million compared to $3.3 million for the prior quarter, due to excise taxes of $0.2 million.
Net realized and unrealized gain (loss)
For the fiscal quarter ended October 31, 2022, net change in unrealized depreciation of $3.9 million was primarily due to widening of liquid credit market spreads.

DISTRIBUTIONS
On December 1, 2022, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share[2]
December 13, 2022	January 31, 2023	$0.55
2 The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation.

On December 1, 2022, the Board declared the following distributions on preferred shares.

Description	Record Date	Payable Date	Distribution Per Preferred Share
Series B Term Preferred Stock	February 21, 2023	February 28, 2023	$0.1375
	March 24, 2023	March 31, 2023	0.1375
	April 21, 2023	April 28, 2023	0.1375
	May 24, 2023	May 31, 2023	0.1375
	June 23, 2023	June 30, 2023	0.1375
	July 24, 2023	July 31, 2023	0.1375

Series C Term Preferred Stock	February 21, 2023	February 28, 2023	$0.1276042
	March 24, 2023	March 31, 2023	0.1276042
	April 21, 2023	April 28, 2023	0.1276042
	May 24, 2023	May 31, 2023	0.1276042
	June 23, 2023	June 30, 2023	0.1276042
	July 24, 2023	July 31, 2023	0.1276042

Series D Term Preferred Stock	February 21, 2023	February 28, 2023	$0.125
	March 24, 2023	March 31, 2023	0.125
	April 21, 2023	April 28, 2023	0.125
	May 24, 2023	May 31, 2023	0.125
	June 23, 2023	June 30, 2023	0.125
	July 24, 2023	July 31, 2023	0.125

Series E Term Preferred Stock	February 21, 2023	February 28, 2023	$0.109375
	March 24, 2023	March 31, 2023	0.109375
	April 21, 2023	April 28, 2023	0.109375
	May 24, 2023	May 31, 2023	0.109375
	June 23, 2023	June 30, 2023	0.109375
	July 24, 2023	July 31, 2023	0.109375

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of October 31, 2022
Assets:
Investments, at fair value (amortized cost of $179,126,268)	$145,767,878
Cash	12,540,909
Interest receivable	607,293
Other assets	115,004
Total assets	$159,031,084

Liabilities:
Preferred stock (net of deferred issuance costs of $1,693,895)	$62,306,105
Payable to adviser and affiliates	2,325,645
Accrued professional fees	130,000
Other liabilities	59,333
Total liabilities	$64,821,083

Net assets	$94,210,001

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 9,442,550 shares issued and outstanding	$9,443
Paid-in capital in excess of par	109,537,569
Total accumulated losses	(15,337,011)
Total net assets	$94,210,001

Net asset value per share	$9.98

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Year Ended
	October 31, 2022	October 31, 2022
	(unaudited)
Investment income:
Interest income	$7,503,898	$26,221,594

Operating expenses:
Interest expense	1,021,241	4,048,516
Management fees	699,551	2,893,923
Incentive fees	987,750	3,021,410
Administration fees	288,793	1,421,809
Professional fees	174,254	845,113
Board of directors fees	45,000	180,000
Excise tax	213,752	213,752
Other expenses	122,558	548,578
Total operating expenses	3,552,899	13,173,101

Net investment income	3,950,999	13,048,493

Net realized and unrealized gain (loss):
Loss on redemption of preferred stock	—	(384,729)
Net change in unrealized depreciation on investments	(3,875,136)	(26,249,879)
Net realized and unrealized loss	(3,875,136)	(26,634,608)

Net increase (decrease) in net assets resulting from operations	$75,863	$(13,586,115)

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended October 31, 2022 and July 31, 2022:

	For the Fiscal Quarter Ended October 31, 2022		For the Fiscal Quarter Ended July 31, 2022
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$3,950,999	$0.44	$3,505,891	$0.42
CLO equity adjustments	(93,022)	(0.01)	1,013,500	0.12
Core NII	$3,857,977	$0.43	$4,519,391	$0.54

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal years ended October 31, 2022 and 2021:

	For the Fiscal Year Ended October 31, 2022		For the Fiscal Year Ended October 31, 2021
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$13,048,495	$1.58	$6,503,994	$1.22
CLO equity adjustments	9,144,817	1.11	7,599,466	1.43
Core NII	$22,193,312	$2.69	$14,103,460	$2.65
Forward-Looking Statements
Statements in this prospectus supplement regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including statements relating to: the Company’s results of operations, including NII, Core NII and net asset value and the factors that may affect such results; management’s intention to deploy capital into discounted investments to achieve attractive risk-adjusted returns; and other factors may constitute forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks, uncertainties and factors referred to in documents that may be filed by OFS Credit from time to time with the Securities and Exchange Commission (“SEC”), as well as the impact of significant market volatility on our business, our portfolio companies, our industry and the global economy, caused by impacts from the continuing COVID-19 pandemic, the ongoing war between Russia and the Ukraine, and rising interest rates and high inflation rates. Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including Annual and Semi-Annual Reports on Form N-CSR and monthly portfolio investments reports filed on Form N-PORT for the third month of each of our fiscal quarters.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our annual report on Form N-CSR for the fiscal year ended October 31, 2022 (filed with the SEC on December 12, 2022). Any statement contained in such annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such annual report on Form N-CSR.